PJT PARTNERS LP
(SEC I.D. No. 8-69442)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: 1 212 492 4000
Fax: 1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of PJT Partners LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PJT Partners LP (the "Partnership"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of PJT Partners LP as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the financial statement, upon receipt of regulatory approval, on August 31, 2020, Park Hill Group LLC merged with and into PJT Partners LP and the net assets of Park Hill Group LLC were transferred to PJT Partners LP at their respective carrying values.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2021

We have served as the Partnership's auditor since 2015.

PJT PARTNERS LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020
(DOLLARS IN THOUSANDS)

ASSETS		
Cash and cash equivalents	$	135,696
Investments		137,669
Accounts receivable, net of allowance for credit losses of $904		224,231
Due from affiliates		89,148
Intangible assets, net of accumulated amortization of $12,094		26,806
Goodwill		100,439
Other assets		10,854
TOTAL ASSETS	$	724,843
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$	9,448
Taxes payable		1,469
Other liabilities		9,082
Due to affiliates		10,193
TOTAL LIABILITIES		30,192
PARTNERS' CAPITAL		694,651
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	724,843

See notes to statement of financial condition.

PJT PARTNERS LP

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
(DOLLARS IN THOUSANDS, EXCEPT WHERE NOTED)

1. ORGANIZATION AND NATURE OF OPERATIONS

PJT Partners LP (the "Partnership") was formed as a single member Delaware Limited Liability Company on January 15, 2014 and converted to a Delaware Limited Partnership on May 1, 2014. Effective December 8, 2014, the Partnership commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Partnership is also registered as a municipal advisor, subject to certain regulations of the Municipal Securities Rulemaking Board, and a commodities trading advisor, registered with the Commodities Futures Trading Commission and the National Futures Association.

The Partnership is owned by PJT Management LLC, as the general partner, and PJT Capital LP and PHG Holdings LLC as limited partners (collectively the "Parent"). The Parent is wholly owned by PJT Partners Holdings LP ("PJTPH"), a subsidiary of PJT Partners Inc. ("PJT"), a publicly traded company listed on the New York Stock Exchange.

Upon receipt of regulatory approval, on August 31, 2020, PJTPH completed a merger of its broker-dealer subsidiaries Park Hill Group LLC and the Partnership. As a result, Park Hill Group LLC transferred its assets and liabilities to the Partnership as of August 31, 2020. The transaction did not exchange any consideration and was considered as a tax-free reorganization. The Partnership has accounted for this merger as a transaction under common control and the carrying values of assets and liabilities transferred have been recognized by the Partnership as of August 31, 2020. The statement of financial condition and other financial information has been presented as though the assets and liabilities had been transferred as of January 1, 2020.

The Partnership provides a range of strategic advisory, capital markets advisory, restructuring and special situations, shareholder advisory, private fund advisory and fundraising services. The Partnership's activities constitute a single reportable segment. An operating segment is a component of an entity that conducts business and incurs revenues and expenses for which discrete financial information is available that is reviewed by the chief operating decision maker in assessing performance and making resource allocation decisions. The Partnership has a single operating segment and therefore a single reportable segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Partnership's financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash, Cash Equivalents and Investments—The Partnership considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents are primarily held at two major U.S. financial institutions.

As of December 31, 2020, the Partnership had $137.7 million of investments in U.S. Treasury securities that were included in investments on the statement of financial condition.

Fair Value of Financial Instruments—The carrying value of financial assets and liabilities, including cash and cash equivalents, investments, accounts receivable, due from affiliates, other assets, accounts payable and accrued expenses, taxes payable, other liabilities and due to affiliates approximates their fair value because they are short-term in nature.

GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

- Level I – Quoted prices are available in active markets for identical financial instruments as of the reporting date.

- Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

- Level III – Pricing inputs are unobservable for the financial instruments and includes situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement.

In making an assessment of the fair value hierarchy classification of investments in Treasury securities, the Partnership considers the amount of trading activity, observability of pricing inputs as well as whether the securities are of the most recent issuance of that security with the same maturity (referred to as "on-the-run", which is the most liquid version of the maturity band). These securities are recorded at fair value using broker quotes, reflecting inputs from auction yields.

As of December 31, 2020, all investments in U.S. Treasury securities held by the Partnership were classified as Level II in the fair value hierarchy. These securities are recorded at fair value using broker quotes, reflecting inputs from auction yields.

Foreign Currency—In the normal course of business, the Partnership may enter into transactions not denominated in U.S. dollars. The Partnership's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. dollars on the respective dates of such transactions.

Revenue Recognition—The services provided under contracts with customers include advisory and placement services. Additionally, the Partnership is typically reimbursed for certain professional fees and other expenses incurred that are necessary in order to provide services to the customer. These fees are recorded in accounts receivable, net when these amounts are invoiced to the customer.

At contract inception, the Partnership assesses the services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or a bundle of services) that is distinct. To identify the performance obligations, the Partnership considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. Additionally, the Partnership allocates the transaction price to the respective performance obligation(s) by estimating the amount of consideration in which the Partnership expects to be entitled in exchange for transferring the promised services to the customer.

Advisory Fees—The Partnership delivers innovative solutions to highly complex challenges across M&A, strategic advisory, capital markets advisory and shareholder advisory. Restructuring and special situations services include providing advice to corporations and creditors in recapitalizations and restructurings around the world. In conjunction with providing such restructuring advice, the Partnership may also assist with raising various forms of financing, including debt and equity. Secondary advisory services provided by PJT Park Hill include providing solutions to investing clients seeking portfolio liquidity, unfunded commitment relief and investments in secondary markets.

With respect to contracts for which advisory fees are recognized, the Partnership's primary performance obligation is to stand ready to perform a broad range of services the client may need over the course of the engagement. For such engagements, the customer obtains a benefit from the assurance that the Partnership is available to it, when-and-if needed or desired. Fees related to these stand-ready performance obligations are recognized over time using a time-based measure of progress.

The Partnership may also be engaged to provide a fairness opinion to the client, amendment of contract terms, or the client may request that the Partnership arrange interim financing. The Partnership has determined that the delivery of these services represents a separate performance obligation that is satisfied at a point in time when each is completed and delivered to the client as the customer is able to direct the use of, and obtain substantially all of the benefits from, the service at that point.

With respect to the transaction price for advisory services, the consideration to which the Partnership expects to be entitled is predominantly variable as the consideration is susceptible to factors outside of the Partnership's influence and/or contain a large number and broad range of possible consideration amounts. As such, these amounts are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved and the Partnership has determined it is probable that there is not a significant risk of revenue reversal in the future. The types of fees may vary in each engagement, but payments for advisory fees are generally due promptly upon completion of a specified event or, for retainer fees, periodically over the course of the engagement.

Placement Fees—The Partnership's fund placement services primarily serve private equity, real estate and hedge funds. The Partnership advises on all aspects of the fundraising process including competitive positioning and market assessment, marketing materials and related

documentation and partnership terms and conditions most prevalent in the current environment. The Partnership also provides public and private placement fundraising services to corporate clients and earns placement fees based on successful completion of the transaction.

The Partnership has determined that the provision of overall capital advisory services in contemplation of a potential fund placement or capital raise is satisfied over time. Fees related to this performance obligation are recognized over time using a time-based method as the customer simultaneously receives and consumes the benefits of the capital advisory services as they are provided.

The Partnership has determined that the provision of underwriting of securities represents a separate performance obligation that is satisfied at a point in time when the underwriting is completed as the customer is able to direct the use of, and obtain substantially all of the benefits from, the service at that point.

With respect to the transaction price for placement services, the consideration to which the Partnership expects to be entitled is predominantly variable as the consideration is susceptible to factors outside of the Partnership's influence and/or contain a large number and broad range of possible consideration amounts. As such, these amounts are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved and the Partnership has determined it is probable that there is not a significant risk of a revenue reversal in the future. Fees for placement services are generally payable upon completion of a fund closing or may be paid in installments over three or four years with interest being charged to the outstanding balance. With respect to such fees paid over time, the Partnership has determined there is not a significant financing component related to such contracts. Placement fees earned for services to corporate clients are typically payable upon completion.

For performance obligations that are satisfied over time, determining a measure of progress requires management to make judgments that affect the timing of revenue recognized. The Partnership has determined that the methods described above provide a faithful depiction of the transfer of services to the customer.

For performance obligations that are satisfied at a point in time, the Partnership has determined that the customer is able to direct the use of, and obtain substantially all of the benefits from, the output of the service at the time it is provided to the client. Additionally, at that point the Partnership has a present right to payment, the Partnership has transferred the output of the service and the customer has significant risks and rewards of ownership.

The timing of revenue recognition may differ from the timing of payment. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment.

The Partnership may receive non-refundable up-front fees in its contracts with customers, which are recorded as revenues in the period over which services are estimated to be provided. Additionally, the Partnership may receive payment of certain fees before the performance obligation has been fully satisfied. Such fees give rise to a contract liability and are recorded within other liabilities on the statement of financial condition.

The Partnership does not establish a provision for refunds or similar obligations. Additionally, the Partnership is the principal in the satisfaction of performance obligations.

To obtain a contract with a customer, the Partnership may incur costs such as advertising, marketing costs, bid and proposal costs and legal fees. The Partnership has determined that these costs would have been incurred regardless of whether the contract with the customer was obtained. Additionally, the Partnership does not expect to recover any of these costs from the customer; therefore, the costs of obtaining contracts with customers are expensed as incurred.

Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing advisory services and are generally expensed as incurred, except for performance obligations that are satisfied at a point in time. For contracts with customers where a performance obligation is satisfied at a point in time, out-of-pocket expenses, where material, are capitalized and subsequently expensed upon satisfaction of the performance obligation.

Accounts Receivable—Accounts receivable, net includes receivables related to services provided in contracts with customers. Included in accounts receivable, net are long-term receivables that relate to placement fees that are generally paid in installments over a period of three to four years. The Partnership generally charges interest on long-term receivables (typically based upon LIBOR) plus an additional percentage as mutually agreed upon with the receivable counterparty.

Allowance for Credit Losses—The Partnership adopted the new credit losses guidance as of January 1, 2020. The Partnership estimates the allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience, including write-offs and recoveries that have occurred during the period, provides the basis for the estimation of expected credit losses.

The allowance for credit losses is measured on a collective basis when similar risk characteristics exist in the Partnership's accounts receivable. The Partnership has classified its accounts receivable into short-term and long-term receivables, both of which relate to revenues from contracts with customers, in estimating the allowance for credit losses. Short-term receivables generally have payment terms less than one year and share similar historical credit loss patterns including write-offs and recoveries. These receivables arise from the Partnership's performance obligation of standing ready to perform. Long-term receivables are generally paid in installments over a period of three to four years. These receivables share similar historical credit loss patterns including write-offs and recoveries, and arise from the Partnership's performance obligation of providing capital advisory services.

The Partnership measures the allowance for credit losses using the loss-rate method by multiplying the historical loss rate by the asset's amortized cost (including accrued interest) at the balance sheet date. The historical loss rate is derived from the Partnership's historical loss experience over the prior three year period.

The Partnership reduces both the gross receivable and the allowance for credit losses in the period in which the receivable(s) are deemed uncollectible. The Partnership considers a receivable to be uncollectible at the point when all efforts at collection have been exhausted. A recovery may occur if cash is received after a receivable balance has been written-off. Such recovery would be recorded as an increase to the allowance at the time of the recovery.

Additional disclosures regarding accounts receivable and the allowance for credit losses are discussed in Note 3 below.

Goodwill and Intangible Assets—Goodwill recorded arose from the acquisition of CamberView Partners Holdings, LLC ("CamberView") that occurred on October 1, 2018. Goodwill is reviewed for impairment at least annually utilizing a qualitative or quantitative approach and more frequently if circumstances indicate impairment may have occurred. Goodwill is tested for impairment at the reporting unit level. A reporting unit is a component of an operating segment for which discrete financial information is available that is regularly reviewed by management. The impairment testing for goodwill under the qualitative approach is based first on a qualitative assessment to determine if it is more likely than not that the fair value of the Partnership's reporting unit is less than its respective carrying value. If it is determined that it is more likely than not that the reporting unit's fair value is less than its carrying value or when the quantitative approach is used, a quantitative assessment is performed to (a) calculate the fair value of the reporting unit and compare it to its carrying value, and (b) if the carrying value exceeds its fair value, to measure an impairment loss.

The Partnership's intangible assets are derived from customer relationships and trade name arising from the CamberView acquisition. Identifiable finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives of four to eight years, reflecting the average time over which such intangible assets are expected to contribute to cash flows. The Partnership does not hold any indefinite-lived intangible assets. Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Compensation and Benefits—Compensation cost relating to the issuance of equity-based awards with a requisite service period to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight-line basis. Equity-based awards that do not require future service are expensed immediately.

Income Taxes—The Partnership is organized as a limited partnership and, for income tax purposes, was treated as a disregarded entity before the merger with Park Hill Group LLC as of August 31, 2020 and is treated as a partnership after the merger. The Parent is wholly owned by PJTPH, a partnership that is not subject to federal income tax. Accordingly, no provision for federal income taxes has been made, as partners of PJTPH are individually responsible for their own tax payments.

The Partnership recognizes and measures unrecognized tax benefits in accordance with U.S. GAAP. The Partnership evaluates tax positions taken or expected to be taken in the course of preparing income tax returns to determine whether the tax positions are "more likely than not" to be sustained under examination by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2020, the Partnership did not have uncertain tax positions with respect to income taxes that had a material impact on the Partnership's financial statement. The Partnership does not have any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

Recent Accounting Developments—In June 2016, the Financial Accounting Standards Board ("FASB") issued guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology with a methodology that reflects current expected credit losses and requires consideration of a broader range of reasonable and

supportable information to inform credit loss estimates, which primarily impacts the Partnership's allowance for credit losses on accounts receivable balances.

The Partnership adopted this guidance using the modified retrospective method as of January 1, 2020. The impact of adoption of the credit loss guidance as of January 1, 2020 was as follows:

	December 31, 2019		Adjustments		January 1, 2020
Accounts receivable, net	$	222,516	$	(1,041) $	221,475
Deferred tax asset		64		8	72
Partners' capital		477,902		(1,033)	476,869

In August 2018, the FASB issued updated guidance that modifies the disclosure requirements for fair value measurements. The updated guidance removes and modifies various disclosures under current guidance and includes additional requirements. The Partnership adopted this guidance on January 1, 2020 with no material impact on its financial statement.

3. ACCOUNTS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the aggregate change in the allowance for credit losses for the year ended December 31, 2020:

Balance, December 31, 2019	$	—
Adoption of ASC 326		1,041
Provision for credit losses		906
Write-offs		(1,368)
Recoveries		325
Balance, December 31, 2020	$	904

Included in accounts receivable, net is accrued interest of $2.5 million as of December 31, 2020, related to placement fees.

Included in accounts receivable, net are long-term receivables of $83.5 million as of December 31, 2020 related to placement fees that are generally paid in installments over a period of three to four years. The carrying value of such long-term receivables approximates fair value. Long-term receivables are classified as Level II in the fair value hierarchy.

The Partnership does not have any long-term receivables on non-accrual status. Of receivables that originated as long-term, there were $2.9 million as of December 31, 2020, which were outstanding more than 90 days. As of December 31, 2020, the Partnership's allowance for credit losses with respect to long-term receivables was $0.6 million.

4. INTANGIBLE ASSETS

Intangible assets, net consist of the following as of December 31, 2020:

Intangible assets		
Customer relationships	$	34,800
Trade name		4,100
Total intangible assets		38,900
Accumulated amortization		
Customer relationships		(9,788)
Trade name		(2,306)
Total accumulated amortization		(12,094)
Intangible assets, net	$	26,806

5. RELATED PARTY TRANSACTIONS

The Partnership has entered into an administrative services and expense agreement with PJTPH. The Partnership reimburses PJTPH for direct and indirect expenses incurred on the Partnership's behalf including accounting, compensation, human resources, legal, compliance, financial administration, information technology, office services and facilities. As of December 31, 2020, there was a balance due from the Partnership from PJTPH of $85.2 million.

The Partnership has entered into an agreement with PJT Partners (UK) Limited ("PJT-UK"), a UK affiliate of the Partnership. This affiliate provides certain advisory services to clients on behalf of the Partnership as well as marketing services on behalf of the Partnership to investors in the United Kingdom and outside the European Economic Area ("EEA") as licensed though the Financial Conduct Authority. As of December 31, 2020, the Partnership owed PJT-UK $3.4 million.

The Partnership has entered into an agreement with PJT Partners (HK) Limited ("PJT-HK"), a Hong Kong affiliate of the Partnership. This affiliate provides marketing services on behalf of the Partnership to investors in Hong Kong, Japan, Australia and throughout Asia as licensed through the Securities and Futures Commission in Hong Kong. As of December 31, 2020, the Partnership owed PJT-HK $1.2 million.

The Partnership has entered into an agreement with PJT Partners Park Hill (Spain) A.V., S.A.U. ("PJT-Spain"), a Spanish affiliate of the Partnership. This affiliate provides marketing services on behalf of the Partnership to investors in the EEA and outside the EEA as licensed though the National Securities Market Commission in Spain. As of December 31, 2020, the Partnership owed PJT-Spain $0.3 million.

From time to time, the Partnership and various affiliated entities incur costs on each other's behalf. As of December 31, 2020, there was a balance due from an affiliated entity of $0.2 million and balances due to various affiliated entities of $1.6 million.

6. COMMITMENTS AND CONTINGENCIES

Litigation—From time to time, the Partnership may be named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may

involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, after consultation with external counsel, the Partnership believes it is not probable and/or reasonably possible that any current legal proceedings or claims would individually or in the aggregate have a material adverse effect on the financial statement of the Partnership.

Indemnification—The Partnership may enter into contracts that contain a variety of indemnification obligations. The Partnership's maximum exposure under these arrangements is not known; however, the Partnership currently expects any associated risk of loss to be insignificant. In connection with these matters, the Partnership may incur legal expenses, which are expensed as incurred.

7. CONCENTRATIONS OF CREDIT RISK

The Partnership derives its revenue from a small number of clients involving transactions with high dollar values. In addition, there may be a concentration of receivables with these same clients.

Since the financial markets are global in nature, the Partnership generally manages its business based on the operating results of the Partnership taken as a whole, not by geographic region. The Partnership's offices that generate revenue and hold the Partnership's assets are based in the United States.

The Partnership had two clients account for approximately 13.5% of its accounts receivable at December 31, 2020.

8. PARTNERS' CAPITAL

During the year ended December 31, 2020, there were distributions of $90.0 million.

9. REGULATORY REQUIREMENT

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Partnership maintain minimum net capital, as defined, of $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2020, the Partnership had net capital of $243.2 million, which was $241.2 million in excess of its required net capital of $2.0 million. The Partnership's aggregate indebtedness to net capital ratio was 0.1 to 1.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, has no obligations under the SEC Customer Protection Rule (Rule 15c3-3).

10. SUBSEQUENT EVENTS

The Partnership has evaluated the impact of subsequent events through the date this financial statement was issued, and determined there were no subsequent events requiring adjustment or further disclosure to the financial statement.

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